Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (941) 531-4935
E-mail: HarrisonDJEsq@tampabay.rr.com

October 10, 2006

Mr. H. Christopher Owings, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington D.C., 20549

Re: Contracted Services, Inc.
First Amendment to Registration Statement on Form SB-2
File No. 333-136643
Filed: September 26, 2006

Dear Mr. Owings:

The table below contains Contracted Services, Inc.=s (Athe Company=s@) responses to the SEC=s Comment Letter dated September 12, 2006. On behalf of the Company, on September 26, 2006, I transmitted via EDGAR the Company=s First Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR an AHTML@ version of the Ared-lined@ document which clearly shows each and every change: deleted text (Ablue strike-out text@), inserted text (Ared text@), and moved text (Ayellow@).

General

1.  We thank you for the referral to Rule 415(a)(1)(i) of the Securities Act of 1933.  Upon review of this section we believe that we have correctly identified our offering.  Rule 415(a)(4) of the Securities Act of 1933 states that AIn the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section.  As used in this paragraph, the term Aat the market offering@ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price@.  We believe that our securities do not meet the definition Aat the market offering@ as we do not have an existing trading market for outstanding shares of the same class.  Further, (a)(1)(x) of this section pertains to securities registered (or qualified to be registered) on form S-3 or F-3 which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant...  We propound that our offering is covered by (a)(1)(ix) which states that ASecurities the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness;@.  Further, the Company takes the position that the Registration Statement filed on Form SB-2 is based on the following factors, which are set forth in Item 29 under Section D of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporate Finance.

The securities overlying the common stock included for registration in the Registration Statement were                      acquired pursuant to a Stock Subscription Agreement, dated March 24, 2006, by and among the Company                 and the shareholders.  The securities were issued in reliance upon an exemption from Registration set forth                in Section 4(2) of the Securities Act of 1933, as amended.  Pursuant to Section 4(a) of the Subscription                      Agreement, each purchasing shareholder represented to us, among other things, that it purchased the                          securities for its own account and not with a view t or for distribution and that it was purchasing the                           securities in the ordinary course of business.

What is the relationship between the Company and the selling shareholders?

None of the selling shareholders were, as of the date hereof or as of the date the Registration Statement was filed, “a subsidiary of the registrant or a person of which the registrant is a subsidiary” nor were they affiliates of the Company.

The selling shareholders are not affiliates of the Company for a variety of reasons.  First, none of the selling              shareholders have any ability to directly or indirectly control the actions of the Company either by contract of            management or exercise of voting rights.  Furthermore, these selling shareholders do not have greater access              than any other shareholder of the Company to information about the Company, its operations or its financial              results.

The determination as to whether a particular shareholder is an affiliate requires a factual determination based on        a consideration of all relevant facts and circumstances.   Practitioners believe, and the Commission has                      previously indicated, that a person who does not beneficially own more than 10% of an issuer’s voting                       securities is not an affiliate of such issuer.  For example, Rule 10A-3(e)(1)(ii)(A) of the Securities Exchange              Act of 1934, as amended, (the “Exchange Act”) states that “[a] person will be deemed not to be in control of a           specified person for purposes of this section if the person:

1.

Is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity                                 securities of the specified person; and

2.

Is not an executive officer of the specified person.”

Rule 10A-3(e)(1)(ii)(B) further provides that the definition set forth above “only creates a safe harbor position          that a person does not control a specified person. The existence of the safe harbor does not create a                            presumption in any way that a person exceeding the ownership requirement in paragraph (e)(1)(ii)(A)(1) of this         section controls or is otherwise an affiliate of a specified person.”  Thus, a shareholder may beneficially own             more than 10% of any class of securities and still not be an affiliate.

Whether a shareholder beneficially owns a security is determined by Rule 13d-3(a) of the Exchange Act.  Rule          13d-3(a) provides that a beneficial owner includes: “any person who, directly or indirectly, through any                     contract, arrangement, understanding, relationship, or otherwise has or shares:

1.

Voting power which includes the power to vote, or to direct the voting of, such security; and/or,

2.

Investment power which includes the power to dispose, or to direct the disposition of, such                                          security.”

Lastly, Rule 13d-3(a) provides that a “person shall be deemed to be the beneficial owner of a security… if that          person has the right to acquire beneficial ownership of such security, as defined in Rule 13d-3(a)…within sixty         days, including but not limited to any right to acquire…through the conversion of a security ….”

The Commission has previously upheld the position that contractual restrictions preventing shareholders from           owning more than 4.99% of an issuer’s common stock also prevents such shareholders from being considered            beneficial owners of more than the contractual cap on beneficial ownership in the Commission’s Amicus Brief          filed with the United States Court of Appeals, Second Circuit, regarding Levy v. Southbrook International                 Investments, Ltd., 263 F.3d 10 (2nd Cir. 2001).

As a result of the foregoing, including the Commission’s own interpretation that a contractual conversion cap is         sufficient to limit beneficial ownership, none of the selling shareholders are affiliates of the Company.

The Company believes that the restriction placed on the individual shareholders under the stock subscription             agreement constitute a contractual conversion cap.

The amount of shares involving each individual purchaser of stock under the Stock Subscription Agreement is 2,500 shares or 0.0018% prior to the offering and 0.0018% after the offering should each individual decide to sell none of his/her shares.

None of the sellers are in the business of underwriting securities.  Based on representations made to the Company by each of the selling shareholders, none of the selling shareholders are in the business of underwriting securities.  Each of the selling shareholders acquired their securities for their own accounts, not with a view to or for distribution and in the ordinary course of their business and none of the selling shareholders have any agreement or understanding with any person to distribute any of the securities sought to be registered on the Registration Statement.

2.  The selling shareholders are not acting as a conduit for the Company.  The Company entered into valid stock subscription agreements pursuant to Section 4(2) of the Securities Act, as amended, with each of the selling shareholders, all of which were the result of arm’s length negotiations.  As mentioned above, none of the selling shareholders were or are affiliates of the Company.  Furthermore, none of the selling shareholders are in the business of underwriting securities.

3.  We have corrected these conflicting statements.

Prospectus Cover Page

4.  This disclosure has been corrected in accordance with your comment.

5.  This disclosure has been corrected in accordance with your comment.

6.  This disclosure has been corrected in accordance with your comment.

7.  We have included disclosure according to Item 505 of Regulation SB.

Summary of Prospectus, page 6

Summary Information About Contracted Services, Inc., page 6

8.  Revisions made in accordance with your comment.

9.  Revisions made in accordance with your comment.

10. Revisions made in accordance with your comment.

11. Revisions made in accordance with your comment.

12. Revision made in accordance with your comment.

Risk Factors, page 10

13. Disclosure modifications have been made in accordance with your comment.

14. Revisions made in accordance with your comment.

15. Revision made in accordance with your comment.

16. This was a typographical error on our part and correction has been made.

Use of Proceeds, page 14

17. Revision made in accordance with your comment.

Plan of Distribution, page 14

18. This disclosure has been revised in accordance with your comment.

Selling Security Holders

19. This disclosure has been revised in accordance with your comment.

20. This disclosure has been revised in accordance with your comment.

Business Description, page 19

21. This disclosure has been revised in accordance with your comment.

22. Revision made in accordance with your comment.

23. We have deleted this wording according to your comment.

24. Revision made in accordance with your comment.

Management’s Discussion and Analysis or Plan of Operation, page 20

25. Disclosure has been modified in accordance with your comment.

26. Disclosure has been modified in accordance with your comment.

27. Disclosure has been modified in accordance with your comment.

Trends, page 23

28. Disclosure has been modified in accordance with your comment.

Management, page 23

29. Revision made in accordance with your comment.

30. We have deleted information as well as modified information to accommodate your comment.

Disclosure Controls and Procedures, page 27

31. We have deleted the section you have referred to.

Internal Control Over Financial Reporting, page 27

32. We have deleted the section you have referred to.

Executive Compensation, page 27

33. Disclosure has been modified in accordance with your comment.

Financial Statements, page 32

The Certified Public Accountant retained by the Company on a monthly basis has provided responses to comments 34-53 inclusive as follows.

34. We believe common stock is being reported appropriately in each period presented.  Upon inception of the corporation 250 shares of $1.00 par value common stock were issued for $1,000.00.  This results in $250.00 of common stock and $750.00 of paid-in-capital.

On March 24, 2006, as the footnotes indicate, the corporate articles were amended and restated to change the par value to $.01 per share which resulted in 100 shares of common stock being issued for each share previously owned.  The result of this was there were now 25,000 shares of $.01 par value stock issued with a cost of $250.00 and the same $750.00 of paid-in-capital.

On April 28, 2006, as the footnotes indicate, the company authorized a 25:1 forward stock split.  The result of this transaction was that the original shares issued were now 625,000 shares (25,000 x 25) with the same initial cost of $250.00 and the same initial paid-in-capital of $750.00.

The shares are not subject to further calls or to assessment under state statute.

35. See the updated financial statements.

36. Please see the response to comment 34.

37. We believe paragraph 54 of FAS 128 has been applied correctly in the financial statements.  As the footnotes indicate the earnings per share have been calculated based on the average number of outstanding shares during each of the respective periods.  These shares are based on the number of shares after the 25:1 forward stock split.  Shares were issued at par value.

All shares are being purchased, therefore no shares were issued to officers or directors that would require recognition of compensation expense.

38. See the updated financial statements.

39. See the updated financial statements.

40. Changes made in the Statement of Operations.

41. Mr. Corn is the only officer providing any services to the company.  There are no contributed services to be valued in the financial statements.

42. Shareholder AAA (Accumulated Adjustments Account) distributions represent the cash distributions from an S Corporation to its shareholders.  The distributions were made proportionately pursuant to S Corporation rules.

43. See the updated financial statements.

44. Footnote changed to reflect Idocubox is under common ownership with Contracted Services. As of the date of this response Idocubox has paid the annual interest due and some of the principal on the loan. We feel this establishes sufficient evidence that the loan will be repaid under the terms of the note. The amount of interest has been determined to be immaterial to report on the financial statements as accrued as of reporting dates. Idocubox is developing software/hardware in order for companies to store data from their computers. This operation is separate from the computer maintenance and repair function of Contracted Services, Inc.

45. The SB-2 filing has been updated.

46. See the updated financial statements.

47. See the updated financial statements.

Note B – Significant Accounting Policies, page 41

Income Taxes, page 41

48. There are no valuation differences and no deferred tax asset or liability exists as of date of financial statements.

Note D – Accounts Payable, page 42

49. Trade-in was accounted for as follows: (per APB 29)

Old vehicle cost	-54,863.29
Old vehicle accumulated depreciation	33,795.79
Old vehicle note payable	30,538.48
New vehicle note payable	-40,586.86
New vehicle value	31,115.88

Balance Sheet, page 44

50. These items have been corrected.

Statement of Cash Flows, page 49

51. See the updated financial statements.

Statement of Changes in Shareholder Equity, page 58

52. We believe the Statement of changes in stockholder equity do reflect the retroactive effect to the forward split in relation to shares issued at the time of each statement.

Statement of Cash Flows, page 59

53. See the updated financial statements.

Recent Sales of Unregistered Securities, page 62

54. This was indeed our error and has been corrected.

Index of Exhibits, page 65

55. Item 601 of Regulation S-B (10) Material Contracts requires disclosure of every material contract not made in the “course of ordinary business” that will be performed after the filing of the registration statement or report or was entered into not more than two years before such filing.  The Company believes that the debt instruments that it has executed have been made “in the course of ordinary business” and therefore do not require disclosure under Item 601.

Undertakings, page 65

56. Disclosure has been modified according to the requirements of Item 512(g) of regulation S-B.

57. Disclosure has been modified in accordance with your comment.

58. The legal opinion has been revised according to your comment.

Sincerely,
/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (4)
1. Contracted Services, Inc. SB-2/A-1
2. HTML Contracted Services, Inc. SB-2/A-1 Red-lined
3. Exhibit 5.1: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.1: Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A.